UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Mirko Mieth

Legal Department

60 Wall Street, 36th Floor

New York, New York 10005

(212) 250 – 1663

(Name, address and telephone number of agent for service)

CHEVRON CORPORATION

(Exact name of obligor as specified in its charter)

Delaware	94-0890210
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6001 Bollinger Canyon Road
San Ramon, CA	94583
(Address of principal executive offices)	(Zip code)

Debt Securities

(Title of the Indenture securities)

Item	1. General Information.

Furnish the following information as to the trustee. (a) Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b) Whether it is authorized to exercise corporate trust powers. Yes.

Item2. Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation. None.

Item3. -15.	Not Applicable

Item16.	List of Exhibits.

	Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 31, 1998; Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998; Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 18, 1998; Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 3, 1999; and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated March 14, 2002, incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-201810.

	Exhibit 2 -	Certificate of Authority to commence business, incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-201810.

	Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-201810.

	Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, approved March 29, 2019, incorporated herein by reference to Exhibit S-3ASR filed with Form T-1 Statement, Registration No. 333-236787.

	Exhibit 5 -	Not applicable.

	Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act, incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-201810.

	Exhibit 7 -	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

	Exhibit 8 -	Not Applicable.

	Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 27th day of April, 2020.

DEUTSCHE BANK TRUST COMPANY AMERICAS

/s/ Debra A. Schwalb
By:	Name: Debra A. Schwalb
Title: Vice President

Exhibit 7

DEUTSCHE BANK TRUST COMPANY AMERICAS 00623 New York, NY 10005 Board of Governors of the Federal Reserve System Federal Deposit Insurance Corporation Office of tho Comptroller of tho Currency 0MB Number 7100-0036 0MB Number 3064-0052 0MB Number 1557-0081 Approval expires July 31, 2022 Page 1 ol 87 Federal Financial Institutions Examination Council Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only-FFIEC 041 Report at the close of business December 31, 2019 20191231 (RCON 9999) This report is required by law: 12 U.S.C. 324 (State member Unless the context indicates otherwise, the term “bank” in this banks); 12 U.S.C. §1817 (State nonmember banks); 12 U.S.C. §161 report form refers to both banks and savings associations. (National banks); and 12 U.S.C. §1464 (Savings associations). This report form is to be filed by banks with domestic offices only and total consolidated assets of less than $100 billion, except those banks that file the FFIEC 051. NOTE: Each bank’s board of directors and senior management are responsible for establishing and maintaining an effective system of internal control, including controls over the Reports of Condition and Income. The Reports of Condition and Income are to be prepared in accordance with federal regulatory authority instructions. The Reports of Condition and Income must be signed by the Chief Financial Officer (CFO) of the reporting bank (or by the individual performing an equivalent function) and attested to by not less than two directors (trustees) for state nonmember banks and three directors for state member banks, national banks, and savings associations. I, the undersiQned CFO (or equivalent) of the named bank, attest that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in confor mance with the instructions issued by the appropriate Federal regulatory authority and are true and correct to the best of my knowledge and belief. We, the undersigned directors (trustees), attest to the correctness of the Reports of Condition and Income (including the supporting schedules) for this report date and declare that the Reports of Condition and Income have been examined by us and to the best of our knowledge and belief have been prepared in conformance with the instructions issued by the appropriate Federal reQulatory authority and are true and correct. Director (Trustee) Signatureof Chief Financial Officer (or Equivalent) 01/30/2020 Director (Trustee) Dateof Signature Director (Trustee) Submission of Reports Each bank must file its Reports of Condition and Income (Call Report) data by either: (a) UsinQ compu ter software to prepare its Call Report and then submittinQ the report data directly to the FFIEC’s Central Data Repository (CDR). an Internet-based system for data collec tion (https://cdr.ffiec.gov/cdr/), or (b) Completing its Call Report in paper form and arranging with a software vendor or another party to convert the data into the electronic format that can be processed by the CDR. The software vendor or other party then must electronically submit the bank’s data file to the CDR. For technical assistance with submissions to the CDR, please To fulfill the siQnature and attestation requirement for the Reports of Condition and Income for this report date, attach your bank’s completed siQnature paQe (or a photocopy or a computer Qe n er ated version of this page) to the hard-copy record of the data file submitted to the CDR that your bank must place in its files. The appearance of your bank’s hard-copy record of the submitted data file need not match exactly the appearance of the FFIEC’s sample report forms, but should show at least the caption of each Call Report item and the reported amount. DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank (RSSD 9017) c ontact the CDR Help Desk by telephone at (888) CDR-3111, by ..New York fax at (703) 774-3946, or by e-mail at CDR.Help@ffiec.gov. City (RSSD 9130) FDIC Certificate Number 623 NY (RSSD9050) State Abbreviation (RSSD 9200) 10005 Zip Code (RSSD 9220) Le al Entit Identifier LEI 8EWQ2UQKS07AKK8ANH81 (Report only if your institution already has an LEI.) (RCON9224) Tho estimated average burden associated with this information collection is 53.72 hours per respondent and is expected to vary by institution, depending on individual circumst an ces. Burden estimates in ciude the limo ror reviewing instructions, gathering and maintaining data in the required form, and completing the inrormalion collection, but exclude the time for compiling and maintaining business records in the normal course of a respondent’s activities. A Federal agency may not conduct or sponsor, and an organization (or a person) is not required to respond to a collect ion of information, unless it displays a currently valid 0MB control number. Comments concerning the accuracy of this burden estimate and suggest ions forre duc ing this bur den should bo directed to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary,Boar d of Gove rnors of the F ederal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency,Was hing to n, DC 20219; Assistant ExecutiveSecretary, Federal Deposit Insurance Corporation, Washington, DC 20429. 12/2019 6/2012

Consolidated Report of Condition for Insured Banks and Savings Associations for December 31, 2019
FFIEC 041
Page 17of 87
RC -1
All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.
RCON
Amount
Assets
1. Cash and balances due from depository institutions (from Schedule RC-A):
a. Noninterest-bearing balances and currency and coin (1•) •• • •• •• • • • • .•• .•• .• ..• •• • •• •• • • •• •• • • •• •• ••• •••
b. Interes t-bearing balances (2)• •• • ••• •• •• •• •• •• •• • ••• •• •• • •. • . • •• • •• ••• • • • •• •• ••• ••• • • •• • ••• ••• ••• •••• • •• • •• •• .•••
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A) 1,1.. . ...    .. .. . .. .. .. .. . .. .. . ...    .. ...    ....    . ..
b. Available-for-sale securities (from Schedule RC-B, column D)..... ..... ... .......... ..... ............
C. Equity securities with readily determinable fair values not held for trading (4)•• ••••• • ••• • • •• • •• ••
3. Federal funds sold and securities purchased under agreements to resell:
a. Federal funds sold...... ....... ........... ............... .... ...... .. ..... ..............................................
b. Securities purchased under agreements to resell (S.6)•••........••••., .,•.•,. .............................
4. Loans and lease financing receivables (from Schedule RC-C):
a. Loans and leases held for sale...... ........ ... ...... .... ... ............ . ........ ...... ...... .... ..............
b. Loans and leases held for investment..... ..... ............ ...............!B528 I    11,818,000
Dollar Amounts in
Thous
ands
0081
48,000
0071 10,409,000 JJ34 0 1773 0 JA22 6,000 B987 0
B 9 89 13,739,000 5369 0 C.     LESS:
Allowance for loan and lease losses J 3123 I 9 000
d. Loans and leases held for investment, net of allowance (item 4.b minus 4.c) 1,•1••• •• •.•••• ••• •••
5. Trading assets (from Schedule RC-D)............ ...... .......... ....... ...... .... .. ........ ..... ...... ...........
6. Premises and fixed assets (including capitalized leases)... ..................... .. ... .. .... ... ....... ........
7. Other real estate owned (from Schedule RC-M).... ............. .. ........... . .... ... ....... ....... ............
8. Investments in unconsolidated subsidiaries and associated companies....... ... ... ......... ..........
9. Direct and indirect investments in real estate ventures........................................ .......................
10. Intangible assets (from Schedule RC-M)... .... ..... ...... ......... ... ...... .............. ..... .. .. ..... .....
11. Other assets (from Schedule RC-F) (6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . .... ..
12. Total assets (sum of items 1 through 11)..... ... .. ........... ... ...................... . ....... ...................
Liabilities
13. Deposits:
a. In domestic offices (sum of totals of columns A and C from Schedule RC-El........ ... ....... ..
(1) Noninterest-bearing iai.. . .. . . . . ... . . . . . ... .. .. . .. ... .. . ... . . .. . . . . . I 6631 I    9,607,000
B52
9
11
,
809
000
3545
0
2
1
45
18,000
2150
3 000
2130
0
3656
0
Schedule RC-Balance Sheet
b. Not applicable
14. Federal funds purchased and securities sold under agreements to repurchase:
a. Federal funds purchased (9) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .... .... .. . .. . . .. .... .. . .. .. .
b. Securities sold under agreements to repurchase (10) • •• • ••• • • •• • , . • . • • • • •• ••• •, • ••• •• •• • •• •• • •• • • • •• • •
15. Trading liabilities (from Schedule RC-D)...... .. ......... ..... ............. .. ........ ..... ............ ...... .....
16. Other borrowed money (includes mortgage indebtedness) (from Schedule RC-M)....................
17. and 18. Not applicable
19. Subordinated notes and debentures (11)• . • •• • ••• •• •• • •• • • • • • • •. • . • . • • •••• •••• •• • • • •• • •• •• • • •• •• •• • • .••• •• • •• ••
1. Includes cash items in process of collectionand unposted debits.
2. Includes time certificates of deposit not held for trading.
3. Institutions that have adopted ASU 2016-13 should report in item 2.a amounts net of any applicable allowance for credit losses, and item 2.a should equal Schedule RC-B, item 8, column A, less Schedule RI-B, Part II, item 7, column B.
4. Item2.c is to be completedonly by institutionsthat have adopted ASU 2016-01, which includes provisionsgoverning the accounting for investments in equity securities. See the instructions for further detail on ASU 2016-01.
5. Includesall securities resale agreements, regardless of maturity.
6. Institutions that have adopted ASU 2016-13 should report in items 3.b and 11 amounts net of any applicable allowance for credit losses.
7. Institutions that have adopted ASU 2016-13 should report in item 4.c the allowance for credit losses on loans and leases.
8. Includes noninterest-bearing demand, time, and savings deposits.
9. Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.”
10. Includes all securities repurchase agreement,sregardless of maturity.
11. Includes limited-lifepreferred stock and related surplus.

DEUTSCHE BANK TRUST COMPANY AMERICAS 00623 New York, NY 10005 Schedule RC-Continued
Dollar Amounts in Thousands RCON Amount Liabilities-continued 2930 1,935 000 20. Other liabilities (from Schedule RC-G) 21. Total liabilities (sum of items 13 through 20) 2948 27 997 000 22. Not applicab le Equity Capital Bank Equity Capital 23. Perpetual preferred stock and related surplus. 3838 0 24. Common stock.. .. ... .. 3230 2,12 7,000 25. Surplus (exclude all surplus related to preferred stock) 3839 93 1,000 26. a. Retained earnings..- 3632 6,531,000 b. Accumulated other comprehensive income (1)• • •• • • •• ••• •• • •• • ••• •• • •• • • • • •• • . • ••• •• • •• • •• • • ••• • •• • •• ••• • • •• • • • • •• • ••• B530 11,000) c. Other equity capital components (2)• •• •• • ••• •• • • •• • • • ••• ••• • •• .•• .• • • • • •• • .•• .•• • • ••• • • • ••• •• • ••• •• • .•• •• .••• ••• • ••• • •• • •• A130 0 27. a. Total bank equity capital (sum of items 23 through 26.c) 3210 9 588 000 b. Noncontrolling (minority) interests in consolidated subsidiaries 3000 0 28. Total equity capital (sum of items 27.a and 27.b) G105 9 588 000 29. Total liabilities and equity capital (sum of items 21 and 28)•. 3300 37 585 000
FFIEC041
Page 18 of 87 RC-2 20. 21.
23. 24 .
25.
26.a.
26.b.
26.c.
27.a.
27.b.
28.
29.
Memoranda
To be reported with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes the most
: ; : : nu:ii :le;;t. ‘. i .. ..r r. ·d· ..t .. . . . i. - . d . t x ‘. ‘.. ..i’. . - .......1I:-- --N4l--i- - -
N_u_m_b_er _NA--11 M.1.
1a = An integrated audit of the reporting institution’s financial statements and its internal control over financial reporting conducted in accordance with the standards of the American Institute of Certified Public Accountants (AICPA) or Public Company Accounting Oversight Board (PCAOB) by an indepen dent public accountant that submits a report on the institution
1b = An audit of the reporting institution’s financial statements only conducted in accordance with the auditing standards of the AICPA or the PCAOB by an independent public accountant that submits a report on the institution
2a = An integrated audit of the reporting institution’s parent holding company’s consolidated financial statements and its internal control over financial reporting conducted in accordance with the standards of the AICPA or the PCAOB by an independentpublic accountant that submits a report on the consolidated holding company {but not on the institution separately)
2b = An audit of the reporting institution’s parent holding company’s consolidated financial statements only conducted in accordance with the auditing standards of the AICPA or the PCAOB by an independent public accountant that submits a report on the consolidated holding company (but not on the institution separately)
3 = This number is not to be used
4 = Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state-chartering authority)
5 = Directors’ examination of the bank performed by other external auditors (may be required by state-chartering authority)
6 = Review of the bank’s financial statements by external auditors 7 = Compilation of the bank’s financial statements by external auditors 8 = Other audit procedures (excluding tax preparation work) 9 = No external audit work 1. Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and accumulated defined benefit pension and other postretirement plan adjustments. 2. Includes treasury stock and unearned Employee Stock Ownership Plan shares. M.2. 06/2012